Amos J. Oelking, III 713-220-8137/fax: 713-236-0822 aoelking@akingump.com

June 9, 2006

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall
Ms. Tangela Richter
Mr. Jason Wynn
Mail Stop 7010

Re:	Transmeridian Exploration Incorporated

Amendment No. 2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2005

Pre-Effective Amendment No. 3 to Registration Statement on Form S-3

Dear Mr. Wynn:

On behalf of Transmeridian Exploration Incorporated (the “Company”), I have enclosed for your review courtesy copies of (i) Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “10-K Amendment”) and (ii) Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-3 (the “S-3 Amendment”). The 10-K Amendment reflects the changes made to Items 1A and 9A of Form 10-K since the Company’s filing of Amendment No. 1 to its 2005 Form 10-K on May 30, 2006. The S-3 Amendment reflects the changes made to the registration statement since the Company’s filing of Pre-Effective Amendment No. 2 thereto on May 30, 2006.

The 10-K Amendment and S-3 Amendment, which will each be filed via the Commission’s EDGAR system as of June 12, 2006, respond to the additional comments received by me from Ms. Tangela Richter of the Commission’s Staff during our telephone conference earlier today. Specifically, the 10-K Amendment reflects (i) in the second-to-last paragraph on page 9, the affirmative statement that the changes in internal control described on pages 8-9 of the 10-K Amendment include changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting; and (ii) on pages 8-9, additional disclosure regarding the Company’s internal control over financial

1111 Louisiana Street, 44th Floor / Houston, Texas 77002 / 713.220.5800 / fax: 713.236.0822 / akingump.com

U.S. Securities and Exchange Commission

June 9, 2006

reporting in response to the Staff’s prior comments 6 and 7 (set forth in the Staff’s letter to the Company dated April 12, 2006) that was previously provided by the Company in its letter to the Staff dated May 26, 2006 (i.e., included only in the Company’s letter to the Staff and not in Amendment No. 1 to the Company’s 2005 Form 10-K filed with the Commission on March 30, 2006 in response to the Staff’s comments dated April 12, 2006). The 10-K Amendment also reflects various clarifying and non-substantive changes to the Company’s disclosures under Item 9A of Form 10-K as well as an update to the Company’s risk factor on pages 3-4 regarding its pending long-term production contract with the Kazakhstan government.

The S-3 Amendment reflects (i) in the footnotes to the selling securityholders table beginning on page 16, disclosure in those footnotes that identify “natural person” beneficial owners clarifying that such persons exercise voting and/or dispositive powers with respect to the securities to be offered (i.e., the warrants and the shares of the Company’s common stock issuable upon exercise of the warrants) and (ii) in footnote 11 to the selling securityholders table, disclosure confirming (based on the information provided by the selling securityholders to the Company) that the selling securityholders who are affiliates of registered broker-dealers (identified in the table as such by footnote notation) (1) purchased the warrants in the ordinary course of business and (2) at the time of the purchase of the warrants, had no agreement or understanding, directly or indirectly, with any party to distribute the warrants and the shares of the Company’s common stock issuable upon exercise of the warrants. The S-3 Amendment also reflects other updating and non-substantive changes to the Company’s disclosures therein, including a corresponding update to the risk factor regarding the Company’s pending long-term production contract with the Kazakhstan government.

As discussed with Ms. Richter, the registration rights agreements to which the Company and its subsidiary (Transmeridian Exploration Inc.) are a party require that the Company’s Registration Statement on Form S-3 and its subsidiary’s Registration Statement on Form S-4 each be declared effective on June 12, 2006; otherwise, the Company and its subsidiary will incur penalties under such agreements. Thus, your prompt attention to, and review of, the 10-K Amendment and S-3 Amendment would be greatly appreciated.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (985) 778-6859.

Sincerely,

/s/ Amos J. Oelking III

U.S. Securities and Exchange Commission

June 9, 2006

Enclosures

cc:	Ms. Tangela Richter, w/ encls.

Earl W. McNiel, w/o encls. Vice President and Chief Financial Officer

Edward G. Brantley, w/o encls. Vice President and Chief Accounting Officer

Nicolas J. Evanoff, w/o encls. Vice President, General Counsel and Secretary

James L. Rice III, w/o encls.